SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Reorganization of Headquarters and

New Positions of Executive Vice Presidents

On July 18, 2003, Kookmin Bank announced the restructuring of its headquarters and change of positions of Executive Vice Presidents, of which details are as follows:

Reorganization of Headquarters

Kookmin Bank reorganized its headquarters from 5 Divisions and 9 Business Units to 4 Divisions and 8 Business Units. The number of teams is reduced from 63 to 59 (including Training & Education Center).

New Positions of Executive Vice Presidents

In line with the reorganization, Jung-Tae Kim, President & CEO of Kookmin Bank changed the positions of Executive Vice Presidents as follows. The new positions take effect as of July 18, 2003.

Name	Position

Jong-Kyoo Yoon	EVP, Head of Corporate Strategy & Finance Division

Donald H.MacKenzie	EVP, Risk Management Division

Sung-Chul Kim	EVP, General Administration Division

—	Information Technology Division	Temporarily vacant position until a new CIO is appointed.

Young-Il Kim	EVP, Retail Banking Business Unit

Ki-Taek Hong	EVP, Corporate Banking Business Unit

Sung-Hyun Chung	EVP, International Banking Business Unit

Ki-Sup Shin	EVP, Capital Market Business Unit

Seong-Kyu Lee	EVP, Business Supporting Business Unit

See-Young Lee	EVP, Credit Card Business Unit

Woo-Jung Lee	EVP, Trust Business Unit & EVP, National Housing Fund Business Unit

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank

Date: July 18, 2003	(Registrant) By: /s/ Jong-Kyoo Yoon

(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer

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